UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment Number 3)

Under the Securities Exchange Act of 1934

BROADCASTER, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459862306

(CUSIP Number)

Martin R. Wade

Chief Executive Officer

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

(818) 206-9274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13(d)-1(g) ☐.

CUSIP No. 459862306	13D	Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Michael Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 10,647,150 shares of Common Stock
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,875,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,647,150 shares of Common Stock
WITH	10	SHARED DISPOSITIVE POWER 1,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,522,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.39% (based on 51,342,221 shares outstanding as of December 21, 2007
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 459862306	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Baytree Capital Associates, LLC TAX ID# 13-4012065
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Incorporated in California
NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,875,000 shares of Common Stock
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,875,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65% (based on 51,342,221 shares outstanding as of December 21, 2007
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 459862306	13D	Page 3 of 11 Pages

This statement on Schedule 13D/A (the “Statement”) amends the statement on Schedule 13D filed on September 14, 2006, as amended on February 5, 2007 and March 29, 2007.  Certain information in this Statement which has not changed since the filing of such Statement is not restated herein.

Item 1 is restated as follows:

Item 1.

Security and Issuer.

This Statement relates to the common stock, $.001 par value per share, of Broadcaster, Inc., a California corporation (the “Issuer” or “Company”), with its principal executive offices at 9201 Oakdale Avenue, Suite 200, Chatsworth, California 91311.

Item 2 is restated as follows:

Item 2.

Identity and Background.

This Statement is being filed by Michael Gardner, whose business address is c/o Baytree Capital Associates, LLC, 40 Wall Street, 58th Floor, New York, New York 10005, and Baytree Capital Associates, LLC, with a principal address at 40 Wall Street, 58th Floor, New York, New York 10005 (“Baytree”).  Mr. Gardner is the owner, CEO and President of Baytree. During the last five years neither Mr. Gardner nor Baytree have (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 4 is restated as follows:

Item 4. Purpose of Transaction

Mr. Gardner and Baytree acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

Mr. Gardner has from time to time communicated with the management of the Company concerning the Company’s assets, business and operations.  A copy of a letter sent by Mr. Gardner to management of the Company on January 10, 2007 is filed as Exhibit A hereto and incorporated herein by reference (the “Letter”).  Among other matters, the Letter communicates a concern that management of the Company has failed to manage the Company’s business so as to enhance stockholder value and criticizes management for various self interested transactions.

Except as disclosed in this Item 4, Mr. Gardner and Baytree have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5 is restated as follows:

 Item 5.

Interest in Securities of the Company.

(a), (b) As of the date of the event which required the filing of this Statement, January 10, 2007, Mr. Gardner beneficially owned 12,522,150 shares of the Issuer’s common stock, representing 24.39%, 10,647,150 shares of which Mr. Gardner had sole power  to vote or direct the vote, and 1,875,000 shares of which he had shared power to vote with Baytree.  Baytree owned 1,875,000 shares of the Issuer’s common stock, or 3.65%, all of which Baytree shared the power to vote with Mr. Gardner.   In the sixty days prior to January 10, 2007, the date of the event requiring the filing of this Statement, Mr. Gardner and Baytree did not engage in any transactions involving the Company’s common stock.

CUSIP No. 459862306	13D	Page 4 of 11 Pages

(c) Except as described in this Schedule, Mr. Gardner and Baytree did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6 is restated as follows:

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7 is restated as follows:

Item 7.

Material to be Filed as Exhibits.

Exhibit A

Copy of the letter dated January 10, 2008 to Broadcaster, Inc.

Exhibit B

Identification of entities which acquired the shares which are the subject of this Schedule 13D.

Exhibit C

Joint Filing Agreement among Michael Gardner and Baytree Capital Associates, LLC.

CUSIP No. 459862306	13D	Page 5 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of January 2008

BAYTREE CAPITAL ASSOCIATES, LLC

By:	/s/ MICHAEL GARDNER
Michael Gardner,
CEO and President

MICHAEL GARDNER

/s/ MICHAEL GARDNER
Michael Gardner

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A

Copy of the letter dated January 10, 2008 to Broadcaster, Inc.

Exhibit B

Identification of entities which acquired the shares which are the subject of this Schedule 13D.

Exhibit C

Joint Filing Agreement among Michael Gardner and Baytree Capital Associates, LLC.

EXHIBIT A

January 10, 2008

Nolan Quan

Chief Operating Officer

Broadcaster, Inc.

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

Dear Mr. Quan:

I am the beneficial owner of approximately 20.8% of the outstanding common stock of Broadcaster, Inc. (the “Company”). This letter is being written pursuant to Rule 13(d) promulgated under the Securities Exchange Act of 1934, as amended (17 CFR Sect. 240), and filed as an Exhibit to my Schedule 13D/A filing. The purpose of this letter is to advise the present Management (as defined herein) of the Company that its ongoing course of conduct is wholly unacceptable and to demand immediate changes in order to enhance the chances of the Company’s survival.

At the outset, I would like to clarify that the Company’s recent Securities and Exchange Act filings are misleading by identifying you only as “one of the Company’s principal shareholders.” In fact, you have served as the Company’s President and Chief Operating Officer since November 6, 2007, as described in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 13, 2007.

The Company’s executives, namely yourself, Martin R. Wade, the Company’s Chief Executive Officer, and Blair Mills, the Company’s Chief Financial Officer (collectively referred to herein as “Management”), are directly responsible for the Company’s dire financial condition. Managament refuses to adhere to directives issued by the Company’s Board of Directors (the “Board”), egregiously wastes corporate assets and engages in gross corporate mismanagement, resulting in breaches of Management’s duty of care. If present trends continue, the Company will simply run out of money and be forced to dissolve, primarily because Management has utterly failed to control expenses in the face of the virtual absence of any revenue. A comparison of the six-month period ending June 30, 2007 with the same period in 2006 reveals that while revenues increased by $5,968 (from $945 to $6,913), total operating expenses increased by $15,718 (from $408 to $16,126), a 3,852% increase.

Against this background, Management has blithely continued to use the Company’s cash for its own benefit rather than managing it for the benefit of the Shareholders, in blatant violation of Management’s duty of care.  All prior attempts to address Management’s corporate waste and mismanagement, and to secure compliance with the directives of the Board, have gone unheeded.  Striking examples include payments to parties controlled by you  and payments to your family members.  While the Company has at best, minimal revenues, you have continued to pay Alchemy, Inc. (“Alchemy”), a company controlled by you, approximately $40,000 per month for web-hosting services and $40,000 per month for consulting services.  During the year ended June 30, 2007, the Company incurred expenses of $1,580,000 for services provided by Alchemy.  For the quarter ended September 30, 2007, the Company paid Alchemy $409,000.  Additionally, during the year ended June 30, 2007, the Company entered into two non-exclusive license agreements with Alchemy F/X, another company controlled by you. The Company’s fees under these license agreements are collectively $320,000, of which $220,000 was paid during the year ended June 30, 2007.  Your wife serves as counsel to the Company, and received fees of $44,480 for the year ended June 30, 2007, in spite of the fact that the Company has in-house counsel.  Finally, your son, who recently graduated college and lacks relevant experience, serves as a producer for the Company, receives a salary of $63,000 per year and manages a staff of approximately 12 people.  These payments are wholly inappropriate.

Management has also routinely failed to adhere to Board directives.  For instance, the Board identified one specific merger candidate with which it instructed Management to execute a letter of intent.  Management executed the letter of intent but cancelled it the following day without any explanation or notice to the Board.  Further, on two separate occasions, during Board meetings held on November 26, 2007 and November 27, 2007, the Board directed Management to reduce the number of employees from approximately 50 to 12.  Management, in defiance of the Board, and on its own accord, determined not to follow these Board resolutions and refused to terminate the 38 employees.

On December 21, 2007, record holders of 29,777,137 shares of the Company’s common stock, representing approximately 58% of the Company’s outstanding common stock, executed and delivered a written consent to the Company providing for the removal, without cause, of the Company’s two independent directors, Vincent Orza and Paul Goodman, from the Board.  The record holders referenced above included you, companies controlled by you and shareholders under your influence.  I believe this action was taken in response to the Board’s resolution dated November 27, 2007, appointing Martin Wade, Richard Berman and Paul Goodman to a special committee of the Board, which would have full authority to review the financial transactions contemplated by the Company.  Removing two of the Company’s three independent directors will leave the Company in the grips of Management, mainly Messrs. Wade and Mills.  Messrs. Wade and Mills, serving as directors, have clearly violated their fiduciary duties to the shareholders.  Leaving them the majority vote on the Board is yet another striking example of Management’s self dealing and breach of its duty of care.

Another instance of management’s self dealing occurred when Messrs. Wade and Mills along with a third party, voted to modify the merger agreement between the Company and AccessMedia Networks, Inc. (“AccessMedia”), a company controlled by you, by linking revenues to the number of visits to the Company’s website, and making each visit to the Company’s website equal to $1.00 of revenue.  This was done so that the 17,500,000 shares of common stock available to be issued as the “earn-out,” based on future revenues, would more likely be issued. To obtain the number of shares issuable as part of the “earn-out,” Management purchased internet traffic to the Company’s website from companies controlled by you, instead of engaging in a legitimate marketing campaign.  These companies directed so many un-weary internet users to the Company’s website that  internet users though there was a “Broadcaster virus.” The Company paid these companies, which you control,  in excess of $6,000,000 for the traffic.  Further, the Company released various press releases trumpeting its successful traffic and you obtained over 15,000,000 shares of the Company’s stock as a result.

Upon the consummation of the AccessMedia merger, you agreed to cancel a $1,725,000 note payable from AccessMedia to you (the “Note”).  Instead of cancelling the Note, you have claimed that the Company is required to pay you the amount of the Note.  The Company’s annual report on Form 10KSB, filed with the commission on October 15, 2007, mentions you have taken a security interest in all of the Company’s assets.  This is wholly inappropriate.

Even more outrageous, Management now also seeks to evade the laws of the United States and the State of California. On November 26, 2007, the Board met and heard a proposal from you, seeking to change the Company’s line of business to an adult subscription based business. You described a plan to move all activities offshore so as to avoid any possible legal liability from this business model. Such a suggestion is a blatant breach of your duty of care.

I invite you, as well as the Company’s entire Management team, to meet with me to discuss these issues in greater detail. While I am greatly disappointed by your collective breaches of your duties to date, I remain hopeful that Management will make the requisite changes before further action on my part becomes necessary. I look forward to hearing from you.

Very Truly Yours,

/s/ MICHAEL GARDNER
Michael Gardner

cc:

Martin R. Wade

Blair Mills

EXHIBIT B

Identification  of entities  which  acquired the shares which are the subject of this report on Schedule 13D/A.

Baytree Capital Partners, LLC is a limited liability company formed under the laws of the State of California.  Michael Gardner is the owner, CEO and President of Baytree Capital Partners, LLC.

EXHIBIT C

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D/A, dated January 11, 2008 with respect to the shares of the common stock of Broadcaster, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the  Securities Exchange Act of 1934, as amended.

This Agreement may be executed in  separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: January 11, 2008

BAYTREE CAPITAL ASSOCIATES, LLC

By:	/s/ MICHAEL GARDNER
Michael Gardner,
CEO and President

MICHAEL GARDNER

/s/ MICHAEL GARDNER
Michael Gardner